MICHAEL D. HARRIS	DIRECT DIAL:
(561) 471-3507
ALSO ADMITTED IN
NEW YORK	E-MAIL ADDRESS:
mharris@nasonyeager.com

May 8, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	White River Energy Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed March 29, 2023
File No. 333-268707

Ladies and Gentlemen:

We are counsel to White River Energy Corp (the “Company”) and respond on its behalf as to Comment 15 to the Staff’s comment letter dated April 17, 2023 which comment requires legal analysis. To the extent that this response alludes to factual matters, we have relied primarily upon factual descriptions and other materials provided by the Company’s Chief Executive Officer, as more particularly described below. Specifically, with respect to the assets and activities of these entities, we direct the Staff to the first part of the response to Comment 15 entitled “Factual Description of Entities” which provides a description of the characteristics and operations of these entities, and was prepared by Jay Puchir, the Chief Executive Officer of the Company. To the extent not covered therein, we also direct the Staff to the response to Comment 14 and Exhibit B referenced therein which reflect the assets of each entity. The foregoing sources concerning factual information used in our analysis are sometimes referred to herein as the “Factual Materials.”

We have concluded that the Company and each subsidiary (excluding subsidiaries which have no assets or liabilities) meets the exception under Section 3(c)(9) of the Investment Company Act of 1940 (the “1940 Act”), which exempts any issuer “substantially all of whose business consists of owning or holding oil, gas, or other mineral royalties or leases, or fractional interests therein, or certificates of interest or participation in or investment contracts relative to such royalties, leases, or fractional interests.” As the above-referenced Factual Materials indicate, the Company and each subsidiary operates to explore, develop and produce oil properties, and the active subsidiaries each serve a role in that process. The exemption afforded under Section 3(c)(9) is available to oil and gas businesses actively engaged in exploration and drilling activities with respect to the leases and interests described in the exemption. See In the Matter of Pantepec Int’l, Inc., Investment Company Release No. 17908 (Dec. 20, 1990) (the “Pantepec Decision”), and Pantepec Int’l, Inc., Investment Company Release No. 17595 (July 18, 1990) (“Pantepec Application”).

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

The Pantepec Decision involved an issuer which had been registered with the Securities and Exchange Commission (the “Commission”) under the 1940 Act and was seeking to deregister as an investment company.1 In the Pantepec Decision, the Commission concluded that Pantepec was excluded from the definition of an investment company under Section 3(c)(9) and denied the shareholder’s request for a hearing.

In the Pantepec Application, the issuer stated it had been in the oil and gas exploration and production business for many years. Pantepec Application at 2 [Emphasis added]. Further, Pantepec had filed a registration statement under the 1940 Act with the Commission stating that its “primary investment objective was to engage in all aspects of exploration, production and recovery” of oil and gas. Pantepec Application at 2. [Emphasis added]

From the Pantepec Application it seems clear that Pantepec was actively operating its oil and gas interests. For example, in 1989 Pantepec incurred $708,132 in “net capitalized costs for its oil and gas business ….” Pantepec Application at 4. Further, in its investment company registration statement Pantepec stated that its “primary investment objective is to engage in all aspect of exploration, production and recovery…” of oil and gas and other mineral interests. Pantepec Application at 4. Further, Pantepec in referring to the activity of its officers and directors indicated that they spent most of their time evaluating acquisitions of oil and gas properties and “resolving oil and gas drilling and production problems ….” Pantepec Application at 4. [Emphasis added] Finally, in its Application Pantepec noted that its 1999 operating loss of $411,693 included $118,000 related to the cost of producing oil and gas. Pantepec Application at 5. Thus, the Pantepec Application made it clear that Pantepec was not merely a passive investor in oil and gas interests but it also operated those interests. Our position based on the Pantepec Decision and the Pantepec Application is that the same conclusion should apply to the Company and its subsidiaries.

The Commission Staff appears to have taken a similar view in Belco Petroleum Corporation and Belco 1971 Oil and Gas Fund, Ltd. (June 10, 1971) (the “Belco No Action Letter”). The Belco No Action Letter also presents similar facts to the Company and its subsidiaries, both in general as another example of an active operating oil and gas exploration and drilling business. In the Belco No Action Letter, the issuer formed a partnership to raise capital with which to fund the issuer’s oil and gas exploration and production business. Specifically, the partnership was to be formed “primarily to acquire, drill and operate exploratory oil and gas interests in the United States and Canada …..” The issuer, as general partner of the partnership would “have absolute discretion in organizing and operating the oil and gas interests of the [p]artnership and, acting on behalf of the [p]artnership, [would] provide for the organization and operation of those oil and gas interests.” Thus, the arrangement at issue in the Belco No Action Letter was substantially similar to the arrangement between the Company and White River Holdings Corp. (“White River Holdings”) which operates its oil and gas business, directly and indirectly through subsidiaries. In the Belco No Action Letter, the issuer was engaged in active oil and gas exploration and production operations. The Commission Staff provided no-action relief in stating it would not recommend enforcement as an investment company as to either entity. Therefore, the Belco No Action Letter further supports a conclusion that neither the Company nor any subsidiary, would be required to register as an investment company in reliance on Section 3(c)(9).

1 While the reason is unclear given the application of Section 3(c)(9), Pantepec had registered with the Commission as an investment company. At the time of registration more than 40% of Pantepec’s assets were of investment securities consisting of an Australian oil and gas company. Pantepec subsequently sold the securities.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2023

We believe based on the above analysis that Section 3(a)(9) excludes the Company from registering with the Commission as an investment company applies to all of its active subsidiaries. As the Factual Materials describe, White River Holdings is the primary subsidiary which carries on the day-to-day activities including determining which properties to acquire and making all decisions with respect to exploration, drilling and production. White River Holdings also has subsidiaries, which are indirect subsidiaries of the Company. All of its subsidiaries are wholly-owned. These indirect subsidiaries, to the extent they are active, simply own interests in oil and gas leases or working interests which are clearly within the scope of Section 3(a)(9). The two exceptions are White River Operating LLC which conducts the drilling operations and the Manager as defined in the paragraph that follows.2

Finally, one subsidiary, White River E&P Management 1 LLC (the “Manager”) is the managing general partner of White River E&P 1 LP (the “Fund”). The Fund is engaged in the oil and gas business and all of its interests are in oil and gas properties managed by the Manager. It does sell investment securities to investors or limited partners. In that sense, the Fund is no different than the partnership in the Belco No Action Letter of the two arrangements discussed in the following paragraph, and therefore the exemption under Section 3(c)(9) of the 1940 Act would apply because substantially all of its business consists of owning or holding oil, gas, or other mineral royalties or leases, or fractional interests therein, or certificates of interest or participation in or investment contracts relative to such royalties, leases, or fractional interests.

Although not directly on point, more recently the Division of Investment Management issued a no-action letter to two oil and gas companies. Linn Energy, LLC (August 30, 2012). While the no-action letter was premised upon the unique business of Linn Co, LLC, clearly if the Staff had been concerned about Linn Energy, LLC not qualifying for the exclusion afforded by Section 3(c)(9) it would not have issued the no-action letter. See the Prospectus Summary in a Prospectus dated June 2014 filed by Linn Energy, LLC. That Prospectus indicates that Linn Energy, LLC was engaged in a similar business to that of the Company and White River Holdings. Similarly, the Staff issued a no-action letter to McCullouch Oil and Gas Corp. (July 14, 1979) which appears to have been engaged in the same type of business as the Company, albeit on a larger scale.

All of the foregoing actions and interpretations furthered by the Commission and its Staff support the conclusion that the Company and its active subsidiaries fall within the exemption afforded under Section 3(c)(9) of the 1940 Act.

NASON, YEAGER, GERSON,
HARRIS & FUMERO, P.A.

/s/ Michael D. Harris
Michael D. Harris

2 A third exception is White River Private Capital Management LLC, but this subsidiary’s sole purpose is to act as the holding company of the Manager.